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                      UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934


                   Repap Enterprises Inc.
                      (Name of Issuer)

                 Common Stock, No Par Value
               (Title of Class of Securities)

                          76026M309
                        (CUSIP Number)

    Mitchell Tanzman, CIBC Oppenheimer Corp., 200 Liberty Street,
                New York, New York 10281
                      (212) 667-4122
            (Name, Address and Telephone Number
   of Person Authorized to Receive Notices and Communications)

                       December 29, 1997
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) ; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 11 Pages

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   ______________________________________________________________
                                  13D

   CUSIP NO. 76026M309                        PAGE 2 OF 11 PAGES
   ______________________________________________________________
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CIBC OPPENHEIMER CORP.   I.R.S. NO. 13-2798343
   ______________________________________________________________
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                               (b)  X
   ______________________________________________________________
   3 SEC USE ONLY
   ______________________________________________________________
   4 SOURCE OF FUNDS
     WC; OO (See Item 3)
   ______________________________________________________________
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(c) OR 2(e)                           X
   ____________________________________________________________
   6 CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
   ______________________________________________________________
   NUMBER OF     7    SOLE VOTING POWER

   SHARE         49,070,800
                  _______________________________________________
   BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY           0
             _______________________________________________
   EACH      9   SOLE DISPOSITIVE POWER

   REPORTING          49,070,800
                  _______________________________________________
   PERSON        10   SHARED DISPOSITIVE POWER

   WITH               0
   ______________________________________________________________
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                      49,070,800
   ______________________________________________________________
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
   ______________________________________________________________
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      6.61%
   ______________________________________________________________
   12    TYPE OF REPORTING PERSON
     BD, CO
   ______________________________________________________________
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                                      Page 3 of 11


                        SCHEDULE 13D

   Item 1:   Security and Issuer
     (a) Title and Class:  Common Stock, No Par value (the "Shares")
     (b) Name and Address: Repap Enterprises Inc.(the "Company"), 300 Atlantic Street Suite 200, Stamford , CT 06901

   Item 2:   Identity and Background

     CIBC Oppenheimer Corp.("CIBC Oppenheimer") is a diversified financial services firm which is engaged in securities, options and commodities, brokerage, trading, arbitrage, investment banking and other related financial services. The address of the principal office of CIBC Oppenheimer is 200 Liberty Street, New York, New York 10281. Except as set forth on Exhibit 1, CIBC Oppenheimer, nor to the best knowledge of CIBC Oppenheimer, any of the persons named in
        Exhibit 2 during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     CIBC Oppenheimer is an indirect, controlled subsidiary of Canadian
        Imperial Bank of Commerce ("CIBC"). This Schedule 13D is being filed by CIBC Oppenheimer on behalf of 1) a proprietary arbitrage account of CIBC Oppenheimer holding Shares; 2) an arbitrage limited partnership holding Shares ("CIBC Oppenheimer Arbitrage Partners"), of which CIBC Oppenheimer and Opco Partners Inc. ("OPI") are the sole general partners of the limited partnership which is the general partner; and 3) an offshore fund owned by non-United States persons ("CIBC Oppenheimer Arbitrage Intl. Ltd.") This Schedule 13D only relates to the Shares beneficially owned by CIBC Oppenheimer in connection with its arbitrage activities and does not include any other holdings of Shares by CIBC Oppenheimer. Management of the affairs of CIBC Oppenheimer, including decisions respecting disposition and/or voting of the Shares resides in the officers and directors of CIBC Oppenheimer and is not directed by CIBC or any intermediary Company in the chain of ownership between CIBC Oppenheimer and CIBC. Accordingly, the filing of this Schedule 13D by CIBC Oppenheimer is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by CIBC or any such intermediary company of the Shares, such beneficial ownership or attribution of shared voting or dispositive power being disclaimed. Information about the executive officers and directors of CIBC Oppenheimer is set forth on Exhibit 2 hereto.


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                                          Page 4 of 11

   Item 3:   Source and Amount of Funds or Other Consideration

     Working Capital for CIBC Oppenheimer, personal funds or margin purchases for the other accounts. The aggregate cost of the Shares beneficially owned by the filers is U.S. $6,533,916.

   Item 4:   Purpose of Transaction

     The Shares held by CIBC Oppenheimer on behalf of each of the accounts named in Item 2 are for investment purposes in the ordinary course of CIBC Oppenheimer's business. CIBC Oppenheimer purchased the Shares because it believes the Shares are currently undervalued. The ownership of Shares described herein is not for the purpose of acquiring control of the Company. CIBC Oppenheimer, in the ordinary course of its risk arbitrage and general investment activities, may from time to time purchase additional Shares, or sell all or a portion of the Shares held by any of the accounts listed in Item 2.

   Item 5: Interest in Securities of the Issuer

     (a) Aggregate number of Shares: 49,070,800
         Percentage: 6.61%

     (b)     1. Sole power to vote or to direct vote: 49,070,800
         2. Shared power to vote or to direct the vote: 0
         3. Sole power to dispose or to direct the disposition: 49,070,800
             4. Shared power to dispose or to direct the disposition: 0

     (c) Transactions during the past sixty days:    (See Exhibit 3)
         Except as set forth herein or in Exhibit 3 hereto, to the best knowledge of CIBC Oppenheimer, none of the persons listed in
            Exhibit 2 hereto beneficially owns any Shares or has effected any transactions in the Shares during the past sixty days.

     (d) Not applicable

     (e) Not applicable

   Item 6 :  Contracts, Arrangements, Understandings or Relationships with
                Respect to Securities of the Issuer

     Except for any loan arrangements disclosed under Item 3 (which descriptions are incorporated by reference in this Item), neither CIBC Oppenheimer, nor to the best of CIBC Oppenheimer's knowledge, any of the persons listed in Exhibit 2 hereto, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Shares.



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                                      Page 5 of 11

   Item 7 :  Material to be filed as Exhibits

     (a) Information with respect to certain legal proceedings involving CIBC Oppenheimer - Exhibit 1

     (b) Information concerning the Executive Officers and Directors of CIBC Oppenheimer - Exhibit 2

     (c)  Transactions during the past sixty days - Exhibit 3


   Signature:

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


   Dated : January 7, 1998

                                  /s/Mitchell Tanzman
                                  Mitchell Tanzman
                                  Managing Director








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                                  Page 6 of 11

               Exhibit 1

   Information With Respect to Certain Legal Proceedings
   Involving CIBC Oppenheimer Corp.(formerly, Oppenheimer & Co., Inc.)

   On May 14, 1993, an Order was entered upon consent, by the Commissioner of Securities for the State of Alabama finding that CIBC Oppenheimer violated the Alabama Securities Act as a result of the transaction of business in Alabama as an investment adviser while unregistered. Without admitting or denying such findings, CIBC Oppenheimer agreed to pay restitution to certain Alabama customers and an administrative assessment of $3,000 to the State of Alabama. In addition, CIBC Oppenheimer agreed to exercise diligent supervision so as to ensure that its employees comply with the Alabama Securities Act.

   In June, 1994, an administrative proceeding brought by the Division of Securities and Investment Protection, Department of Banking and Finance of the State of Florida, ("the Division") Department of Banking and Finance vs. John Jacobs, Jerry Slansky, Carl Chaleff and CIBC Oppenheimer and Co., Inc. was amicably settled by the execution of a Stipulation and Consent Agreement. The administrative proceeding alleged that inter alia, that John Jacobs, an account executive at CIBC Oppenheimer in its Chicago, Illinois branch office, engaged in unsuitable trading and entered unauthorized trades in the account of Sylvia Masteller, a Florida resident. Ms. Masteller instituted an arbitration which was settled in January, 1992 with a payment to her of $50,000. In October, 1993, the Department of Banking and Finance instituted the administrative
   proceeding.   Without admitting or denying the allegations, respondent
   John Jacobs agreed to reimburse the Division $2,500 in administrative costs and to withdraw his registration in the state of Florida. Jerry Slansky, CIBC Oppenheimer's Branch Manager in Chicago, from December, 1986, until June, 1988, agreed to reimburse the Division administrative costs of $2,500, and Carl Chaleff, CIBC Oppenheimer's Branch Manager in Chicago from June, 1988, to the present, also agreed to reimburse the Division administrative costs of $2,500. CIBC Oppenheimer agreed to reimburse the Division administrative costs of $2,000 and to pay $15,000
   in additional restitution to Ms. Masteller.   The Stipulation and Consent
   Agreement includes an explanation and indication of the allegations, as follows: that CIBC Oppenheimer provided confirmations and monthly statements to Ms. Masteller; that CIBC Oppenheimer established and kept current certain supervisory procedures which were reasonably expected to prevent and detect securities laws violations; that CIBC Oppenheimer added staff personnel in the Chicago branch to aid in its supervisory ef-forts, and that three separate account reviews of Ms. Masteller's account were conducted in May, 1989, October, 1989, and December, 1989.

   On August 25, 1997, the NASD accepted a Letter of Acceptance, Waiver and Consent from CIBC Oppenheimer pursuant to which CIBC Oppenheimer, without admitting or denying the allegations, consented to a censure and a fine of $6,000. The NASD had alleged that CIBC Oppenheimer (I) failed to execute certain orders in various securities in which it was a registered market maker at its published bid/offer and quotation size in violation of SEC Rule 11Ac1-1 and NASD Rules 3320 & 4613(b) and (ii) it failed to establish, maintain and enforce written supervisory procedures reasonably
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                                      Page 7 of 11


   designed to achieve compliance with Rule 11Ac1-1 in violation of NASD
   Rules.

   On October 28, 1997, the NASD accepted a Letter of Acceptance, Waiver and Consent from CIBC Oppenheimer pursuant to which CIBC Oppenheimer, without admitting or denying the allegations, consented to a censure and a fine of $14,000. The NASD alleged that CIBC Oppenheimer (I) designated as late to ACT 25 block transactions in NASDAQ National Market securities in violation of Conduct Rule 2110, Marketplace Rule 4632 (a)(8), and IM-4632, (ii) failed to provide on 6 occasions written notification to its customers that the price at which a transaction took place was an average price in violations of SEC Rule 10b-10, (iii) failed to indicate on 11 order tickets the terms and conditions or instructions of each such order in violation of SEC Rule 17a-3(6) and Conduct Rule 3110, (iv) failed to contemporaneously (partially or fully) execute 5 customer limit orders after it traded each such subject security for its own market-making account at a price that would satisfy each such customer limit order in violation of Conduct Rule 2110 and IM-2110-2, and (v) failed to establish, maintain and enforce written supervisory procedures reasonably designed to achieve compliance with the applicable securities laws and regulations regarding trade reporting, the limit order protection interpretation and record keeping in violation of Conduct Rule 2110 and 3010.

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                                  Page 8 of 11


                          Exhibit 2

       Information Concerning the Executive Officers and Directors of CIBC Oppenheimer Corp.

   The following sets forth as to each executive officer and director of CIBC Oppenheimer :(a) his name; (b) his business address; (c) his present principal occupation or employment; (d) to the best of CIBC Oppenheimer's knowledge, whether or not, during the last five years, such person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) to the best of CIBC Oppenheimer's knowledge, whether or not, during the last five years, such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

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                              Page 9 of 11

   1.    (a) Michael G. Capatides
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Managing Director and Director of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States

   2.    (a) Roger W. Einiger
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Managing Director and Director of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States

   3.    (a) Thomas Gallagher
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Managing Director and Director of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States

   4.    (a) Nathan Gantcher
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Vice Chairman and Director CIBC Oppenheimer
         Director and President of Holdings
         Director and President of Opco Partners
     (d) No
     (e) No
     (f) United States

   5.    (a) Stephen Robert
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Vice Chairman and Director of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States

   6.    (a) Michael Steven Rulle, Jr.
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Chairman, CEO and President of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States

   7.    (a) Jeffrey Lloyd Seltzer
     (b) CIBC Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Managing Director and Director of CIBC Oppenheimer
     (d) No
     (e) No
     (f) United States


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                                      Page 10 of 11


                      Exhibit 3

                   Repap Enterprises Inc.

          TRANSACTIONS DURING THE PAST SIXTY DAYS

                         PURCHASES

   Date of Transaction  Amount of Shares       Price Per Share

   11/13/97               2,000,000                     .1328
   11/17/97               5,000,000                     .1321
   12/17/97               10,000,000                    .0707
   12/24/97               526,000                       .0839
   12/29/97               9,000,000                     .0887
   12/30/97               1,551,000                     .1016
   12/31/97               526,000                       .1182
   01/05/98               1,382,000                     .1327
   01/06/98               2,000                         .1261



                            SALES

   None                   None                                None


   All transactions were effected on the Toronto and Montreal Stock Exchanges in Canadian dollars. Prices shown reflect the U.S. dollar price at the applicable conversion rate on the date of each transaction.

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                                  Page 11 of 11



   Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    January 7, 1998

                                  /s/Mitchell Tanzman
                                  Mitchell Tanzman
                                  Managing Director